Mail Stop 4561

August 9, 2006

Via U.S. Mail and Fax (804) 967-7408
Mr. Robert B. Eastep
Chief Financial Officer
Saxon Capital, Inc.
4860 Cox Road, Suite 300
Glen Allen, VA 23060

> RE: **Saxon Capital, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Filed March 31, 2006**
> **Form 10-Q for the quarterly period ended March 31, 2006**
> **File No. 1-32447**

Dear Mr. Eastep:

We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

2005 Events and 2006 Outlook

1. Please clarify to us how the popularity of interest-only and other longer-amortization products in the marketplace resulted in increased prepayment speeds from that experienced in 2004. Clarify why these loans have a higher likelihood of prepayment.

Critical Accounting Policies

Allowance for Loan and Interest Losses

2.   We note that the company's average loss severity, which is currently 40%, has increased over time which the company attributes to the fact that loss severities typically increase as a portfolio gets older. Since the loss severity as a percentage is defined as the total loss amount divided by the actual unpaid principal balance, and since presumably as a portfolio ages the loan to value ratio in an amortizing loan would decline, clarify why the loss severity is increasing as the loan portfolio ages.

Liquidity and Capital Resources

Working Capital

3.   Please clarify to us why the amount of unsecuritized mortgage loans – payments less than one year, presented in the reconciliation, would differ under your definition of working capital as opposed to working capital as commonly defined.

Notes to Consolidated Financial Statements

Note (1) Organization and Summary of Significant Accounting Policies

(g) Restricted Cash, page F-8

4.   Please explain to us why positive changes in the fair value of derivative instruments are included in restricted cash.

Note (20) Commitments and Contingencies

Mortgage Servicing Rights

5.   Please clarify whether or not your commitment to purchase third party servicing rights is at fair value. If not, clarify how you are accounting for this favorable or unfavorable purchase commitment and the GAAP basis for your accounting treatment.

*   *   *   *

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3780 with any questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant